FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

2nd Quarter 2007

  Worldwide, convergence is clearly one of the main contributors to the development of societies. It provides benefits across economic sectors as it multiplies growth, opens up new possibilities, and, of course, raises the level of competition. This new era is just starting in Mexico while in most countries it has been present for more than four years.

  In nominal terms, TELMEX has reduced rates on all of its services for 25 consecutive quarters. According to Communications Outlook 2007, TELMEX's average residential rates are fourth lowest among all countries that are members of the OECD.

  Our current rate for 1Mbps broadband service is 260 pesos (plus VAT), equivalent to 26 pesos per 100 Kbps unit. Of the members of the OECD, Mexico is among those with the higher growth rates for broadband services. Specifically, TELMEX has expanded at an annual rate of 73.2% and now serves 2.4 million users. That represents approximately 60% of the market, excluding broadband services offered by cellular companies. Penetration for broadband service has risen close to 15% of homes compared with approximately 9% in June 2006.

  Mexico requires more computers in homes to increase Internet access. Currently, four out of five homes do not have a computer. This is why TELMEX is offering computers and broadband Internet access at attractive prices.

  TELMEX introduced a computer sales program to the market with desktops that can be acquired in monthly installments starting at 173 pesos (plus VAT) over a period of 36 months without the obligation of acquiring Internet access. This initiative seeks to provide more homes with computer equipment. To date, TELMEX has made it possible for customers to buy more than 1.3 million PC's.

  At the end of the second quarter, TELMEX had 18 million 202 thousand lines in service, representing 23% of a market of more than 80 million fixed and mobile telephone services in Mexico. Of TELMEX's lines, approximately 8.3 million are in markets segments with competition where cable companies are also beginning to offer telecommunications services. The remaining 9.9 million lines that represent 54% of total lines are in segments without competition and rural areas. These customers generated revenues of approximately 6.966 billion pesos (22 percent of total revenues), an operating loss of 119 million pesos (a negative operating margin of 1.7%) and EBITDA of 1.716 billion pesos.

  In the second quarter, consolidated revenues reached 45.7 billion pesos, 1.9% higher than the same period of 2006. Revenues from the operations in Mexico totaled 32.3 billion pesos, an increase of 1.6% compared with last year's second quarter. In Brazil, revenues totaled the equivalent of 11.8 billion pesos (2.1 billion reais) in the quarter, 3.0% higher than the same quarter of 2006. In the other Latin American operations total revenues were the equivalent of 1.6 billion pesos.

  Consolidated EBITDA (1) totaled 18.8 billion pesos, a decrease of 1.7%. Cost reductions in Mexico were not enough to offset the decrease of unit revenues from voice services. The results also reflected the impact of the integration of the cable TV companies in Colombia. The consolidated EBITDA margin was 41.2%. Consolidated operating income totaled 12.7 billion pesos, an increase of 2.9% compared with the second quarter of 2006.

  Majority net income in the quarter totaled 8.0 billion pesos. In the second quarter, earnings per share were 41 Mexican cents, an increase of 24.2% compared with the same period of last year, and earnings per ADR were 75 US cents, an increase of 27.1%, compared with the second quarter of 2006.

Consolidated Income Statements

Revenues: In the second quarter, consolidated revenues increased 1.9% compared with the same period of the previous year, reaching 45.693 billion pesos, mainly due to the increase of 12.2% in Internet revenues, 30.9% in interconnection revenues related to revenues from domestic and international calling party pays service, and 52.9% in other revenues, comprised primarily of Tiendas TELMEX (TELMEX stores) and Yellow Pages. On the other hand, local service revenues, domestic long distance and international long distance revenues decreased 2.7%, 8.1% and 8.6%, respectively.

Costs and expenses: In the second quarter, costs and expenses increased 1.5% compared with the same period of 2006, totaling 32.989 billion pesos. Major factors in those results were the increase in interconnection expenses in Mexico from domestic and international calling party pays and higher costs related to computer sales and the integration of cable TV companies in Colombia. These effects were partially offset by initiatives that were carried out to optimize resource use.

EBITDA (1) and operating income: Consolidated EBITDA (1) totaled 18.848 billion pesos in the second quarter, a decrease of 1.7% compared with the same period of 2006. The EBITDA margin was 41.2%. Consolidated operating income totaled 12.704 billion pesos, 2.9% higher than the second quarter of 2006 producing a margin of 27.8%.

Other revenues and expenses: In the second quarter, revenues for 1.938 billion pesos were recognized mainly comprised of the non-recurring recognition of revenues for 1.475 billion pesos as a result of the favorable resolution obtained by the company in Mexico, regarding the deduction of Employee Profit Sharing paid in 2004 and 2005.

Comprehensive financing result: Comprehensive financing cost produced a charge of 2.055 billion pesos in the quarter. This resulted from: i) net interest expense of 1.400 billion pesos, reflecting an increase in the level of debt from a year earlier and a change in the market value of 14.160 billion pesos of interest rate swaps, ii) a net exchange loss of 431 million pesos from the second-quarter exchange rate appreciation of 0.26 pesos per dollar, as well as for the effect related to 6.709 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.0162 pesos per dollar) and 1.003 billion dollars in dollar-reais hedges (weighted average exchange rate: 2.0793 reais per dollar), and iii) a loss in the monetary position of 224 million pesos.

Majority net income: Majority net income in the second quarter totaled 8.044 billion pesos, 16.4% higher than the same period of the previous year. Earnings per share were 41 Mexican cents, an increase of 24.2% compared with the same period of the previous year, and earnings per ADR were 75 US cents, an increase of 27.1% compared with the same period of 2006.

Investments: In the quarter, consolidated capital expenditures (capex) was the equivalent of 376 million dollars, of which 78.8% was used for growth projects in the voice, data and transport infrastructure, 19.7% for operational support projects and operating needs, and 1.5% for social telephony.

Debt: Gross total debt at June 30 was the equivalent of 10.497 billion dollars, an increase of 2.599 billion dollars from a year ago. Consolidated net debt (3) decreased in the quarter the equivalent of approximately 99 million dollars, totaling 7.547 billion dollars.

Repurchase of shares: In the first half, the company used 7.703 billion pesos to repurchase its own shares. Of that total, 2.196 billion pesos were applied during the second quarter to repurchase 108,957,500 shares

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Mexico Operating Results

Lines in service

At the end of the second quarter, there was a loss of 82 thousand lines mainly due to more competition in the most attractive segments of the market, as well as to the non-recurring deactivation of 40 thousand trunks related to Internet dial-up services that migrated to broadband services. At June 30, there were 18.2 million lines in service.

Local traffic

During the second quarter, local traffic decreased 6.0% compared with the same period in 2006, with a total of 6.295 billion local calls. Local traffic volume is still affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance traffic

Domestic long distance (DLD) traffic increased 2.2% compared with the second quarter of 2006, totaling 4.599 billion minutes, mainly due to the introduction of packages that provide incentives for usage but at the same time reduce revenue per unit and for the integration of domestic calling party pays service in November 2006, which reached 616 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic was at a level similar to last year's second quarter, totaling 474 million minutes. ILD incoming long distance traffic including international calling party pays traffic, increased 10.7% compared with the same period of the previous year, totaling 1.971 billion minutes. The incoming-outgoing ratio was 4.2.

Interconnection

In the second quarter, interconnection traffic increased 19.1% compared with the second quarter of the previous year, totaling 11.373 billion minutes. Calling party pays traffic increased 67.8% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic shows an increase of 8.6%, as a result of mobile telephony growth. In the second quarter, traffic from local and international operators, as well as traffic generated by cellular companies that is terminated in TELMEX's network increased 4.0% and 22.3%, respectively, compared with the same period of the previous year.

Internet and Corporate networks

In Mexico during the second quarter, we added 139 thousand Internet services, including the migration of 46 thousand dial-up Internet services. As a result, 81% of Internet access accounts are broadband Infinitum.

TELMEX introduced a computer sales program to the market with desktops that can be acquired in monthly installments starting at 173 pesos (plus VAT) over a period of 36 months without the obligation of acquiring Internet access. This initiative seeks to provide more homes with computer equipment. To date, TELMEX has made it possible for customers to buy more than 1.3 million PC's.

Billed line equivalents for data transmission increased 16.1% compared with last year's second quarter, bringing the total to 2.5 million line equivalents of 64 Kbps.

Mexico Financial Results

Revenues: In the second quarter, revenues from the operations in Mexico totaled 32.325 billion pesos, an increase of 1.6% compared with the same period of the previous year. Revenues from Internet access services and Interconnection increased 6.6% and 35.3%, respectively. Interconnection revenues increased due to domestic and international calling party pays services. Other revenues increased 31.4% mainly due to higher sales in Tiendas TELMEX (TELMEX Stores) and to the Yellow Pages business. The increase in revenues partially offset the reduction in real terms of local and long distance prices.

  Local: Local revenues totaled 13.342 billion pesos in the second quarter, a decrease of 6.1% compared with the second quarter of 2006, due to the reduction in real terms of 3.9% of the revenue per local billed call, to the decrease of public telephony traffic due to competition from both mobile telephony and other public telephony operators and to the migration of dial-up Internet access to broadband services.

  DLD: DLD revenues totaled 4.270 billion pesos in the second quarter, 4.2% lower than the second quarter of 2006 since the average revenue per minute was 6.9% lower in real terms and was not offset by the 2.2% increase in traffic.

  ILD: In the second quarter, ILD revenues totaled 2.334 billion pesos, a decrease of 12.5% compared with the second quarter of 2006. Revenues from outgoing traffic declined 13.2% to 1.4 billion pesos compared with the second quarter of 2006 due to the 14.0% decrease in the average revenue per minute in real terms. Incoming international long distance revenues totaled 895 million pesos, a decrease of 11.2% compared with the same period of 2006.

  Interconnection: In the second quarter, interconnection revenues increased 35.3% to 5.749 billion pesos compared with the same period of 2006, due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 2.6%, because of the 10% reduction of the local calling party pays rate.

  Corporate networks: In the second quarter, revenues from services related to data transmission through private and managed networks totaled 2.628 billion pesos, a decrease of 4.1% compared with the same period of 2006. This reduction was due to intense competition in this business, which has led to a reduction in prices of these services.

  Internet: Revenues from services related to the Internet platform rose 6.6% in the second quarter, or 2.586 billion pesos, due to the increase in the number of broadband services, offset by the reduction of prices of broadband Infinitum (ADSL) services that took effect in April 2007.

Costs and expenses: In the second quarter, total costs and expenses were 21.261 billion pesos, an increase of 1.6% compared with the second quarter of 2006. This increase was mainly due to higher interconnection costs (domestic and international calling party pays) and higher costs of telephone handsets and equipment for customers. If costs from domestic and international calling party pays were eliminated, costs and expenses would have decreased 4.9% as a result of cost control initiatives, as well as lower depreciation and amortization charges.

  Cost of sales and services: In the second quarter, cost of sales and services decreased 1.6%, totaling 7.724 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales, offset by the initiatives that were carried out to optimize resource use.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 2.9% compared with the same period of the previous year to 4.922 billion pesos due to lower advertising and prepaid cards expenses.

  Transport and interconnection: In the second quarter, transport and interconnection costs totaled 4.169 billion pesos, an increase of 36.2% compared with the same period of 2006 due to the new domestic and international calling party pays service that reached 1.370 billion pesos in the quarter.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 10.1% to 4.446 billion pesos compared with the same period of 2006, due to less impact from restatement of the value of fixed assets.

EBITDA (1) and operating income: EBITDA (1) totaled 15.510 billion pesos in the second quarter, a decrease of 2.0% compared with the same period of last year. The EBITDA margin was 48.0%. Operating income totaled 11.064 billion pesos, 1.6% higher than the second quarter of 2006, and the operating margin was 34.2%.

Investments: In Mexico, total capital expenditures (capex) were 226 million dollars, of which 80% was used for growth and modernization projects for the voice, data and transport infrastructure, 17.4% for operational support projects and operating needs, and 2.6% for social telephony.

Debt: At June 30, total debt was the equivalent of 9.060 billion dollars, an increase of 2.062 billion dollars compared with last year's second quarter. Net debt (3) in Mexico increased the equivalent of 611 million dollars to a total of 6.670 billion dollars compared with the second quarter of 2006.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

International Operations Results

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

Our operations in Brazil show the evolution of a company focused on long distance to an integrated telecommunications company. This evolution has resulted in long distance revenues decreasing from 65% of total revenues in 2004 to 54% in 2007. As a result of this strategy, local access voice services and line equivalents for data in the quarter had increases of 30.1% and 31.2%, respectively compared with the same period of 2006.

At June 30, the company provided Net Fone (triple play services) through Net Serviços to 354 thousand customers. This service represents an important growth opportunity since currently Net Serviços network covers approximately 8.9 million households. In addition more than 62% of its network is bi-directional and serves 2.3 million cable TV users, as well as 1.1 million broadband customers.

Revenues: In the second quarter, revenues totaled 2.1 billion reais, 3.0% higher than the same quarter of the previous year. Higher revenues were mainly due to the 34.8% increase in local service revenues that offset the 5.4% decrease in domestic long distance revenues.

  Local: In the second quarter, local revenues reached 303 million reais, 34.8% higher than the same period of 2006 due to the 30.1% increase in local lines in service.

  Domestic long distance: Domestic long distance revenues totaled 993 million reais, 5.4% lower than the second quarter of 2006. The average revenue per domestic long distance minute decreased 3.6% and for traffic 1.9%.

  International long distance: In the quarter, international long distance revenues totaled 122 million reais, 4.5% higher than the same period of 2006, since the average revenue per long distance minute increased 5.6% compared with the same period of the previous year.

Corporate networks and Internet: Revenues generated by data service and Internet access totaled 576 million reais, at a level similar to the second quarter of 2006. The increase in services helped offset the reduction of unit prices resulting from the price decrease trend in this market.

Costs and expenses: Costs and expenses were 1.839 billion reais in the quarter, an increase of 1.0%, mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services.

EBITDA (1) and operating income: EBITDA (1) totaled 539 million reais in the second quarter an increase of 5.2% compared with the same period of the previous year, with a margin of 25.7%. Operating income totaled 377 million reais in the quarter, an increase of 67.1% compared with the same period of 2006. The operating margin was 18.0%

Investments: In Brazil, total capital expenditures (capex) were the equivalent of 210 million dollars, of which 29.9% was used for growth projects for the local service infrastructure, 36% for growth of the data platform and 30.2% for transport projects.

Colombia

In Colombia, efforts in the voice and data businesses have been focused on consolidating the corporate and SME segments. Those initiatives are reflected in the increase of 72.3% in line equivalents compared with last year's second quarter. This growth has been offset by more competition in this segment, which has decreased the revenue per line equivalent 12.4%.

In the cable TV business, we are in the process of integrating the operations of the recently acquired companies. Through these companies' integrated network, we currently cover more than 2 million homes. During 2007 and 2008, investments will be focused on updating the infrastructure to modernize the network and offer double and triple play services and to expand our coverage.

In Colombia, revenues totaled 119.933 billion Colombian pesos in the second quarter, 178.6% higher than the same period of 2006. Higher revenues were mainly due to the integration of sites for several corporate customers and the integration of the cable TV companies, which contributed 74 billion Colombian pesos to second-quarter results.

Costs and expenses increased 231.8%, totaling 104.862 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 67 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. Operating income totaled 15.071 billion Colombian pesos compared with operating income of 11.448 billion Colombian pesos in the year-ago second quarter, an increase of 31.6%, mainly due to the integration of the cable companies. The operating margin was 12.6%. EBITDA (1) totaled 35.972 billion Colombian pesos with a margin of 30%, compared with EBITDA (1) of 19.412 billion Colombian pesos in the same period of the previous year.

Argentina

In Argentina, we launched products and services over the PreWimax platform in the 3.3 GHz frequency in 26 cities that represent more than 65 percent of the economic activity of this country. Currently, we have 8,148 multi-service packages (voice services and broadband Internet access).

In the quarter, revenues from the operations in Argentina totaled 92.2 million Argentinean pesos, an increase of 7.8% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 20.7% and 56.4%, respectively, offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 91.2 million Argentinean pesos in the quarter, an increase of 1.8% due to the decline in transport and interconnection costs, offset by higher network maintenance costs due to growth in local services. In the quarter, EBITDA (1) totaled 17.6 million Argentinean pesos, an increase of 128.6% compared with the same period of 2006 with a margin of 19.1%. Operating income reached 1.0 million Argentinean pesos in the quarter compared with a loss of 4.1 million Argentinean pesos in the same period of the previous year.

Chile

In March, we launched products and services over the WiMax platform in the 3.5 GHz frequency. To date, we have coverage in 20 cities and we expect to have the possibility to serve more than 90% of the population at year-end 2007. Currently, we are adding approximately 136 customers per day with multi-service packages (voice services and broadband Internet access) reaching 5,043 customers at the end of the quarter.

Revenues from the operations in Chile reached 17.364 billion Chilean pesos, 1.2% more than the second quarter of 2006. Revenues from corporate networks, Internet access and local services increased 16.0%, 6.3%, and 51.9%, respectively, compared with the second quarter of 2006. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 8.1% compared with the second quarter of the previous year.

Costs and expenses totaled 19.015 billion Chilean pesos, an increase of 13.5% compared with the same period of the previous year. Costs of sales and services increased 29.7% due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 14.9% due to higher personnel and advertising expenses for the launch of the new multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 1.651 billion Chilean pesos compared with operating income of 410 million Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.088 billion Chilean pesos, producing a margin 12.0%.

Peru

In the cable TV business, through the acquired network, we cover 262 thousand households, representing a growth opportunity in the double and triple play market. Additionally, we will continue to promote our X-plor@ product that is focused on the SME segment with multi-service packages (voice services and broadband Internet access).

In the second quarter, revenues totaled 62.1 million New Soles, 16.9% higher than the same period of the previous year. The data business, which represents 35% of total revenues, increased 30.4%. Voice business revenues were at the same level as the same period of 2006 due to the 9.1% increase in local revenues, offset by the decrease in long distance revenues due to more competition.

In the second quarter, costs and expenses increased 27.7% due to the increase of 13.7% in transport and interconnection costs and to the increase of 52.3% in commercial, administrative and general expenses due to higher personnel expenses and to the integration of the cable TV companies. The operating loss in the quarter was 2.9 million New Soles compared with operating income of 2.2 million New Soles in the second quarter of 2006. EBITDA (1) totaled 12.0 million New Soles, 18.9% lower than the same period of 2006, with a margin of 19.3%.

Consolidated Relevant Figures

(millions of Mexican constant pesos as of June, 2007 unless otherwise indicated)

					%						%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06		Inc.

Revenues	Ps.	45,693	Ps.	44,834	1.9	Ps.	91,257	Ps.	89,265	Ps.	2.2
EBITDA (1)		18,848		19,166	(1.7)		38,424		39,283		(2.2)
EBITDA margin (%)		41.2		42.7	(1.5)		42.1		44.0		(1.9)
Operating income		12,704		12,346	2.9		26,111		26,023		0.3
Operating margin (%)		27.8		27.5	0.3		28.6		29.2		(0.6)
Net income		8,044		6,913	16.4		16,838		15,024		12.1
Earnings per share (pesos)		0.41		0.33	24.2		0.85		0.72		18.1
Earnings per ADR (dollars) (2)		0.75		0.59	27.1		1.58		1.19		32.8
Outstanding shares (millions)		19,761		20,896	(5.4)		19,761		20,896		(5.4)
Equivalent ADRs (millions) (2)		988		1,045	(5.4)		988		1,045		(5.4)

  EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
  One ADR represents 20 shares.

Consolidated Income Statements

[ millions of Mexican constant pesos as of June, 2007 ]

					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Local	Ps.	14,985	Ps.	15,394	(2.7)	Ps.	30,102	Ps.	31,134	(3.3)
Domestic long distance		9,969		10,845	(8.1)		20,216		21,282	(5.0)
International long distance		3,181		3,479	(8.6)		6,390		7,058	(9.5)
Interconnection		5,925		4,525	30.9		11,497		8,929	28.8
Corporate networks		5,987		6,046	(1.0)		11,893		11,835	0.5
Internet		3,592		3,202	12.2		7,000		6,224	12.5
Others		2,054		1,343	52.9		4,159		2,803	48.4
Total		45,693		44,834	1.9		91,257		89,265	2.2

Costs and Expenses
Cost of sales and services		9,645		9,768	(1.3)		18,592		18,490	0.6
Commercial, administrative and general		8,097		7,773	4.2		16,088		15,492	3.8
Transport and interconnection		9,103		8,127	12.0		18,153		16,000	13.5
Depreciation and amortization		6,144		6,820	(9.9)		12,313		13,260	(7.1)
Total		32,989		32,488	1.5		65,146		63,242	3.0

Operating income		12,704		12,346	2.9		26,111		26,023	0.3

Employee profit sharing		719		699	2.9		1,560		1,543	1.1

Other (revenues) and expenses, net		(1,938)		(78)	*		(2,188)		(188)	*

Comprehensive financing result
Net interest		1,400		799	75.2		2,845		1,710	66.4
Exchange loss, net		431		96	349.0		835		989	(15.6)
Monetary loss (gain), net		224		122	83.6		(501)		(520)	(3.7)
Total		2,055		1,017	102.1		3,179		2,179	45.9

Equity in results of affiliates		(56)		(108)	(48.1)		(374)		(174)	114.9

Income before income tax		11,924		10,816	10.2		23,934		22,663	5.6

Income tax		3,769		3,609	4.4		6,909		7,022	(1.6)

Income before equity in minority interest		8,155		7,207	13.2		17,025		15,641	8.8

Minority interest		(111)		(294)	(62.2)		(187)		(617)	(69.7)

Majority net income	Ps.	8,044	Ps.	6,913	16.4	Ps.	16,838		15,024	12.1

EBITDA (1)	Ps.	18,848	Ps.	19,166	(1.7)	Ps.	38,424		39,283	(2.2)

EBITDA margin (%)		41.2		42.7	(1.5)		42.1		44.0	(1.9)
Operating margin (%)		27.8		27.5	0.3		28.6		29.2	(0.6)

* Higher than 1,000%

International Operations

		% of	Acquisition	Consolidation	Local exchange	Quarter
Company	Country	ownership	date	date	rate to US dollar	inflation

TELMEX Argentina	Argentina	100.0	24/02/2004	01/03/2004	3.0840	4.16%
Techtel	Argentina	100.0	19/04/2004	01/05/2004	3.0840	4.16%
Metrored	Argentina	100.0	30/06/2004	01/07/2004	3.0840	4.16%
Embratel*	Brazil	98.0	23/07/2004	01/08/2004	1.9262	0.35%
TELMEX Chile	Chile	100.0	24/02/2004	01/03/2004	529.7800	1.63%
TELMEX Corp. (Chilesat)	Chile	99.7	08/06/2004	01/07/2004	529.7800	1.63%
TELMEX Colombia	Colombia	100.0	24/02/2004	01/03/2004	1,960.3200	2.37%
Superview	Colombia	99.2	27/10/2006	01/11/2006	1,960.3200	2.37%
TV Cable, S. A.	Colombia	100.0	13/03/2007	01/04/2007	1,960.3200	2.37%
TV Cable del Pacífico, S. A.	Colombia	100.0	16/03/2007	01/04/2007	1,960.3200	2.37%
TELMEX Perú	Peru	100.0	24/02/2004	01/03/2004	3.1690	2.43%
BoGa Comunicaciones, S. A.	Peru	100.0	09/03/2007	01/04/2007	3.1690	2.43%
Ecuador Telecom, S. A.	Ecuador	100.0	12/03/2007	01/04/2007	1.0000	0.03%

* Includes TELMEX do Brasil and Net.

Consolidated Balance Sheets

[ millions of Mexican constant pesos as of June, 2007]

		June		June
		2007		2006
Assets
Cash and short-term investments	Ps.	29,430	Ps.	15,052
Other current assets		46,976		39,687
Plant, property and equipment, net		158,650		166,695
Other assets		14,795		9,521
Goodwill		12,621		11,163
Projected net asset		17,159		21,612
Deferred taxes		6,846		6,117
Total assets	Ps.	286,477	Ps.	269,847

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	8,951	Ps.	8,245
Other current liabilities		37,006		30,945
Long-term debt		104,344		86,853
Labor obligations		2,476		2,513
Deferred taxes		16,684		16,639
Total liabilities		169,461		145,195
Stockholders' equity
Majority stockholders' equity		114,735		111,477
Minority interest		2,281		13,175
Total stockholders' equity		117,016		124,652
Total liabilities and stockholders' equity	Ps.	286,477	Ps.	269,847

DEBT

(million dollars, except where indicated)
	MEXICO	EMBRATEL	LATAM	CONSOLIDATED
By maturity
Short-term debt	527	230	72	829
Long-term debt	8,533	1,042	93	9,668
Total debt	9,060	1,272	165	10,497

By type of rate (without swaps)
Floating rate	5,091	683	76	5,850
Fixed rate	3,969	589	89	4,647
Total debt	9,060	1,272	165	10,497

By type of rate (with swaps)
Floating rate	3,779	683	76	4,538
Fixed rate	5,281	589	89	5,959
Total debt	9,060	1,272	165	10,497

By type of currency (without hedges)
Foreign	6,999	1,270	22	8,291
Local	2,061	2	143	2,206
Total debt	9,060	1,272	165	10,497

Cash and equivalents	2,390	486	74	2,950

Net debt	6,670	786	91	7,547

Hedges by rate
Fixed rate (%)	8.563			8.563
Amount (million pesos)	14,160			14,160

Hedges by currency
Dollar to peso	6,709			6,709
Dollar to Reais		1,003		1,003
Strike price (local currency)	11.0162	2.0793

Consolidated Free (4) and Net Cash Flow

(millions of Mexican constant pesos as of June, 2007)
		June 2007

Majority Net Income	Ps.	16,838

+ Depreciation and amortization		12,313
+ Items not requiring the use of resources		(1,837)

Resources provided by operating activities		27,314

- Working capital		3,707
- Investment in the telephone plant		7,024
- Investment in affiliated companies and marketable securities		4,079
- Inventories for the operation		265
Free cash flow		12,239

Resources used:
- Purchase of company's own shares		7,703
- Dividend payments		4,260
- Financing amortizations		6,222

Resources provided:
+ New financing		19,225

Net cash flow	Ps.	13,279

(4) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Operating Results
						% Inc. vs.
	2Q 2007	1Q 2007	4Q 2006	3Q 2006	2Q 2006	2Q 2006

Lines in service (thousand units)	18,202	18,284	18,251	18,601	18,553	(1.9)
Prepaid lines	1,088	1,125	1,213	1,545	1,698	(35.9)
Lines with monthly rent	17,114	17,159	17,038	17,056	16,855	1.5

Connections	220	290	352	379	401	(45.1)
Disconnections	302	257	703	331	498	(39.4)
Gain	(82)	33	(351)	48	(97)	(15.5)

Penetration (%)
Digital services	44.6	44.3	44.2	43.7	42.9	1.7
Free voice mail (Buzón TELMEX)	51.1	50.8	50.6	50.3	49.8	1.3

Local traffic (million units)
Local calls	6,295	6,278	6,491	6,734	6,698	(6.0)
Interconnection minutes (A) (B)	11,373	10,833	10,339	10,090	9,549	19.1

Long distance traffic (million minutes)
Domestic long distance (A)	4,599	4,470	4,561	4,672	4,500	2.2
International long distance
(incoming and outgoing) (B)	2,445	2,465	2,349	2,276	2,255	8.4

Billed line equivalents 64kbps (thousands)	2,484	2,347	2,330	2,217	2,140	16.1
Internet (thousands)	2,923	2,784	2,660	2,492	2,323	25.8
Prodigy (Dial-up)	542	657	837	900	949	(42.9)
Infinitum (ADSL)	2,381	2,127	1,823	1,592	1,374	73.3
Penetration (%)	18.2	17.3	16.7	15.7	14.8	3.4

  Includes domestic long distance calling party pays traffic
  Includes international long distance calling party pays traffic

Mexico Financial Results

Mexico Income Statements

[ millions of Mexican constant pesos as of June, 2007]

					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Local	Ps.	13,342	Ps.	14,205	(6.1)	Ps.	26,929	Ps.	28,452	(5.4)
Domestic long distance		4,270		4,455	(4.2)		8,503		8,920	(4.7)
International long distance		2,334		2,666	(12.5)		4,700		5,239	(10.3)
Interconection		5,749		4,249	35.3		11,138		8,285	34.4
Corporate networks		2,628		2,740	(4.1)		5,220		5,375	(2.9)
Internet		2,586		2,426	6.6		5,196		4,706	10.4
Others		1,416		1,078	31.4		3,094		2,268	36.4
Total		32,325		31,819	1.6		64,780		63,245	2.4

Costs and Expenses
Cost of sales and services		7,724		7,853	(1.6)		15,047		15,093	(0.3)
Commercial, administrative and general		4,922		5,071	(2.9)		9,610		9,886	(2.8)
Transport and interconnection		4,169		3,061	36.2		8,299		5,971	39.0
Depreciation and amortization		4,446		4,943	(10.1)		8,873		9,650	(8.1)
Total		21,261		20,928	1.6		41,829		40,600	3.0

Operating income	Ps.	11,064	Ps.	10,891	1.6	Ps.	22,951	Ps.	22,645	1.4

EBITDA (1)	Ps.	15,510	Ps.	15,834	(2.0)	Ps.	31,824	Ps.	32,295	(1.5)

EBITDA margin (%)		48.0		49.8	(1.8)		49.1		51.1	(2.0)
Operating margin (%)		34.2		34.2	0.0		35.4		35.8	(0.4)

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2007 and 2006.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2007 ]
					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Access, rent and measured service	Ps.	13,085	Ps.	14,057	(6.9)	Ps.	26,374	Ps.	28,196	(6.5)
LADA interconnection		966		1,181	(18.2)		1,940		2,255	(14.0)
Interconnection with operators		412		396	4.0		788		751	4.9
Interconnection with cellular		3,647		3,807	(4.2)		7,114		7,451	(4.5)
Other		3,348		3,042	10.1		6,218		5,288	17.6
Total		21,458		22,483	(4.6)		42,434		43,941	(3.4)

Costs and expenses
Cost of sales and services		5,742		5,826	(1.4)		10,736		10,822	(0.8)
Commercial, administrative and general		4,253		4,448	(4.4)		8,218		8,661	(5.1)
Interconnection		2,634		2,889	(8.8)		5,189		5,668	(8.5)
Depreciation and amortization		2,895		3,319	(12.8)		5,830		6,446	(9.6)
Total		15,524		16,482	(5.8)		29,973		31,597	(5.1)

Operating income	Ps.	5,934	Ps.	6,001	(1.1)	Ps.	12,461	Ps.	12,344	0.9

EBITDA (1)	Ps.	8,829	Ps.	9,320	(5.3)	Ps.	18,291	Ps.	18,790	(2.7)

EBITDA margin (%)		41.1		41.5	(0.4)		43.1		42.8	0.3
Operating margin (%)		27.7		26.7	1.0		29.4		28.1	1.3

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2007 ]
					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Domestic long distance	Ps.	5,135	Ps.	4,221	21.7	Ps.	10,054	Ps.	8,455	18.9
International long distance		2,732		2,281	19.8		5,433		4,514	20.4
Total		7,867		6,502	21.0		15,487		12,969	19.4

Costs and expenses
Cost of sales and services		1,268		1,327	(4.4)		2,692		2,789	(3.5)
Commercial, administrative and general		1,384		1,408	(1.7)		2,604		2,755	(5.5)
Interconnection to the local network		2,234		1,034	116.1		4,414		1,979	123.0
Depreciation and amortization		586		650	(9.8)		1,126		1,270	(11.3)
Total		5,472		4,419	23.8		10,836		8,793	23.2

Operating income	Ps.	2,395	Ps.	2,083	15.0	Ps.	4,651	Ps.	4,176	11.4

EBITDA (1)	Ps.	2,981	Ps.	2,733	9.1	Ps.	5,777	Ps.	5,446	6.1

EBITDA margin (%)		37.9		42.0	(4.1)		37.3		42.0	(4.7)
Operating margin (%)		30.4		32.0	(1.6)		30.0		32.2	(2.2)

BRAZIL
			%
Brazil Operating Indicators	2Q2007	2Q2006	Inc.

Domestic long distance minutes	3,476	3,542	(1.9)
(millions)
International long distance minutes	502	507	(1.1)
(millions)
Line equivalents of 64 kbps ( thousands)	2,584	1,969	31.2
Access to local service (thousands)	2,206	1,696	30.1
Net Fone users (thousands)	354	49	622.4

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		2Q2007		2Q2006	Inc.		6 months 07		6 months 06	Inc.
Revenues
Local	$R	303.1	$R	224.9	34.8	$R	584.9	$R	431.2	35.6
Domestic long distance		992.8		1,049.5	(5.4)		2,034.0		2,105.4	(3.4)
International long distance		121.9		116.7	4.5		249.9		262.8	(4.9)
Corporate networks		450.8		459.0	(1.8)		897.7		906.8	(1.0)
Internet		124.9		111.3	12.2		246.2		217.0	13.5
Others		105.3		77.0	36.8		201.0		152.1	32.1
Total		2,098.8		2,038.4	3.0		4,213.7		4,075.3	3.4

Costs and Expenses
Cost of sales and services		273.3		284.1	(3.8)		533.7		536.8	(0.6)
Commercial, administrative and general		462.9		428.4	8.1		963.9		843.0	14.3
Transport and interconnection		823.2		813.0	1.3		1,641.9		1,654.9	(0.8)
Depreciation and amortization		279.4		295.3	(5.4)		561.4		565.0	(0.6)
Total		1,838.8		1,820.8	1.0		3,700.9		3,599.7	2.8

Equity in results of affiliates		(117.4)		(8.2)	*		(94.3)		8.9	NA

Operating income	$R	377.4	$R	225.8	67.1	$R	607.1	$R	466.7	30.1

EBITDA (1)	$R	539.4	$R	512.9	5.2	$R	1,074.2	$R	1,040.6	3.2

EBITDA margin (%)		25.7		25.2	0.5		25.5		25.5	0.0
Operating margin (%)		18.0		11.1	6.9		14.4		11.5	2.9

* Higher than 1,000%

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.
Argentina
			%			%
	2Q2007	2Q2006	Inc.	6 months 07	6 months 06	Inc.
(millions of historic Argentinean pesos)

Revenues	$92.2	$85.5	7.8	$179.5	$168.7	6.4
EBITDA	17.6	7.7	128.6	34.6	14.3	142.0
EBITDA margin (%)	19.1	9.0	10.1	19.3	8.5	10.8
Operating Income	1.0	(4.1)	NA	2.2	(8.8)	NA
Operating margin (%)	1.1	(4.8)	5.9	1.2	(5.2)	6.4

Colombia
			%			%
	2Q2007	2Q2006	Inc.	6 months 07	6 months 06	Inc.
(millions of historic Colombian pesos )

Revenues	$119,932.8	$43,056.0	178.6	$179,760.6	$85,123.6	111.2
EBITDA	35,972.1	19,411.7	85.3	59,011.3	39,880.4	48.0
EBITDA margin (%)	30.0	45.1	(15.1)	32.8	46.8	(14.0)
Operating Income	15,071.2	11,448.0	31.6	27,643.6	24,639.6	12.2
Operating margin (%)	12.6	26.6	(14.0)	15.4	28.9	(13.5)

Chile
			%			%
	2Q2007	2Q2006	Inc.	6 months 07	6 months 06	Inc.
(millions of Chilean constant pesos as of June, 2007)

Revenues	$17,364.2	$17,157.5	1.2	$34,707.9	$34,311.4	1.2
EBITDA	2,087.7	2,908.0	(28.2)	4,235.8	6,497.5	(34.8)
EBITDA margin (%)	12.0	16.9	(4.9)	12.2	18.9	(6.7)
Operating Income	(1,651.1)	410.4	NA	(2,958.9)	1,329.5	NA
Operating margin (%)	(9.5)	2.4	(11.9)	(8.5)	3.9	(12.4)

Peru
			%			%
	2Q2007	2Q2006	Inc.	6 months 07	6 months 06	Inc.
(millions of historic New Soles)

Revenues	$62.1	$53.1	16.9	$119.8	$103.9	15.3
EBITDA	12.0	14.8	(18.9)	26.4	29.2	(9.6)
EBITDA margin (%)	19.3	27.9	(8.6)	22.0	28.1	(6.1)
Operating Income	(2.9)	2.2	NA	(2.2)	3.7	NA
Operating margin (%)	(4.7)	4.1	(8.8)	(1.8)	3.6	(5.4)

----------------------------------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 19, 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Telmex Press Release: Second Quarter 2007.